UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period July 1, 1998 through September 30, 1998.

The requested information for the reporting period July 1, 1998 through September 30, 1998, is as follows:


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                    CPL           PSO          SWEPCO        WTU         TOTAL

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PERIOD OF
TIME RAILCARS      None          None         None          None
ARE LEASED        during        during       during        during
TO                quarter       quarter      quarter       quarter
NON-AFFILIATES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NUMBER OF
RAILCARS
LEASED TO
NON-AFFILIATES       0             0             0            0            0


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
REVENUE             $0             $0            $0          $0           $0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
VARIABLE COST       $0             $0            $0          $0           $0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CONTRIBUTION        $0             $0            $0          $0           $0
TO FIXED COST
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
AVERAGE
NUMBER OF           485           754          1,246          0          2,485
RAILCARS
OWNED
--------------------------------------------------------------------------------



                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 12th day of November, 1998.

                                            Central Power and Light Company

                                            /s/  R. Russell Davis
                                                 R. Russell Davis

                                                 Controller and Chief
                                                  Accounting Officer